Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM AWARDED NEW DESIGN WIN FOR
SMART CARDS FROM EXISTING TIER-1 CYBER
SECURITY CUSTOMER

KFAR SAVA, Israel— March 9, 2016 , - Silicom Ltd. (NASDAQ: SILC) today announced that it has received a significant new Design Win from an existing customer, a Tier-1 Cyber Security company, for three versions of Silicom Smart Cards to be deployed in a number of its advanced appliances. Silicom believes that sales generated from this Design Win will ramp up gradually to several million dollars per year.

The framework of the Design Win includes both a development phase and a mass production phase. To date, the customer has submitted initial quantity orders for all three Smart Cards, each featuring an on-board network processor that enables higher application performance by off-loading host CPU tasks.

“We are very pleased that this large customer has turned to us again as its source for critical appliance performance boosters, demonstrating that our Smart Card concepts, like the Server Adapters that we sell to this customer, are right on track – both for its own needs and for those of the Cyber security market as a whole,” commented Shaike Orbach, Silicom’s President & CEO.

“Our experience shows that each of the OEM customers in our roster – a growing list which now numbers over a hundred companies - represents a virtually unlimited potential for additional Design Wins – especially when they are big organizations, like this cyber leader. As such, we never lose sight of the importance of our focus on total customer service from development through production and support, which is every bit as important as the technological superiority of our products.”

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Nir Dagan, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: nird@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail : silicom@gkir.com